FILED
APR 07 2003
C 7657-99
Dean Heller
Secretary of State

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201

Certificate of Amendment

PURSUANT TO NRS 78.385 and 78.390

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock

1. Name of corporation: THE AMERICAN WEST.COM, INC.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1: Name of Corporation should read: WordLogic Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 51% plus.

4. Signatures (Required):

\s\ John Schaffer
President

Filed #C7657-99
March 30 1999
IN THE OFFICE OF

\S\ Dean Heller

Dean Heller, Secretary of State

ARTICLES OF INCORPORATON
OF

THEAMERICANWEST.COM, INC.

The undersigned proposes to form a corporation under the laws OF THE State of Nevada, relating to private corporations, and to that end hereby adopts articles of incorporation as follows:

ARTICLE ONE
NAME

The name of the corporation is THEAMERICANWEST.COM, INC.

ARTICLE TWO
LOCATION

The registered office of this corporation is at 318 North Carson Street, Suite 214, City of Carson City, State of Nevada, 89701. The resident agent is State Agent and Transfer Syndicate, Inc.

ARTICLE THREE
PURPOSES

This corporation is authorized to carry on any lawful business or enterprise.

ARTICLE FOUR
CAPITAL STOCK

The amount of the total authorized capital stock of this corporation is $25,000 as 25,000,000 shares
each with a par value of one mil ($0.001). Such shares are non-assessable.

ARTICLE FIVE
DIRECTORS

The initial governing board of this corporation shall be styled directors and shall have one member.
The name and address of the member of the first board of directors is:

John N Schaffer
318 North Carson Street, Suite214
Carson City NV 89701

ARTICLE SIX
ELIMINATING PERSONAL LIABILITY

Officers and directors shall have no personal liability to the corporation or its stockholders for damages
for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of distributions in violation or NRS 78.300.

ARTICLE SEVEN
INCORPORATORS

The name and address of the incorporator is: State Agent and Transfer Syndicate, Inc., 318 North Carson Street, Suite 214, Carson City, Nevada 89701.

ARTICLE EIGHT
PERIOD OF EXISTENCE

The period of existence of this corporation shall be perpetual.

ARTICLE NINE
AMENDMENT OF ARTICLES OF INCORPORATION

The articles of incorporation of the corporation may be amended from time to time by a majority vote of all shareholders voting by written ballot in person or by proxy held at any general or special meeting of shareholders upon lawful notice.

ARTICLE TEN
VOTING OF SHARES

In any election participated in by the shareholders, each shareholder shall have one vote for each share of stock he owns, either in person or by proxy as provided by law. Cumulative voting shall not prevail in any election by the shareholders of this corporation.

IN WITNESS WHEREOF the undersigned, STATE AGENT AND TRANSFER SYNDICATE, INC., for the purpose of forming a corporation under the laws of the State of Nevada, does make, file and record these articles, and certifies that the facts herein stated are true; and I have accordingly hereunto set my hand this day, March 30, 1999.

INCORPORATOR:

\S\ John E. Block
John E. Block for
State Agent and Transfer Syndicate, Inc.

STATE OF NEVADA

COUNTY OF CARSON CITY

On March 30, 1999, John E. Block personally appeared before me above instrument, a notary public, and executed the above instrument.

Gwen M. Currie
NOTARY PUBLIC - NEVADA   \S\ Gwen M. Currie
Appt. recorded in CARSON CITY   SIGNATURE OF NOTARY
 My Appt Exp. Jan. 21, 2001
 No. 96-5950-3

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CERTIFICATE OF ACCEPTANCE
OF APPOINTMENT BY RESIDENT AGENT

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State Agent and Transfer Syndicate, Incorporated hereby certifies that on March 30, 1999, we accepted appointment as Resident Agent for the above named corporation in accordance with Sec. 78.090, NRS 1957.

IN WITNESS WHEREOF, I have hereunto set my hand this March 30, 1999.

INCORPORATOR:

\S\ John E. Block
John E. Block for
State Agent and Transfer Syndicate, Inc.